SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                     to

Commission file number 1-31447

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CenterPoint Energy Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CenterPoint Energy, Inc.

1111 Louisiana Street

Houston, Texas 77002

CENTERPOINT ENERGY SAVINGS PLAN

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the CenterPoint Energy Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CenterPoint Energy Savings Plan (Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 10, 2014

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
ASSETS
Investments, at fair value (see Note 3)	$1,986,588,466	$1,710,540,219

Receivables:
Notes receivable from participants	40,395,034	40,040,033
Dividends and interest	209,539	368,843
Participant contributions	32,134	34,041
Employer contributions	329,436	—
Pending investment transactions	186,322	64,200

Total receivables	41,152,465	40,507,117

Total Assets	2,027,740,931	1,751,047,336

LIABILITIES
Pending investment transactions	165,090	69,337
Other	788,205	615,430

Total Liabilities	953,295	684,767

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,026,787,636	1,750,362,569

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,212,204)	(6,119,652)

NET ASSETS AVAILABLE FOR BENEFITS	$2,024,575,432	$1,744,242,917

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

Investment Income:
Net appreciation in fair value of investments (see Note 5)	$295,217,770
Dividends and interest	28,054,530

Total Investment Income	323,272,300

Interest on notes receivable from participants	1,648,488

Contributions:
Participant	55,727,194
Employer	38,150,512
Rollover	2,647,649

Total Contributions	96,525,355

Expenses:
Benefit payments	137,320,644
Administrative expenses	3,792,984

Total Expenses	141,113,628

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	280,332,515

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	1,744,242,917

END OF YEAR	$2,024,575,432

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan

The following description of the CenterPoint Energy Savings Plan (Plan) provides only general information. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any discrepancy between this summary and the Plan document, the Plan document will govern.

(a)	General

The Plan is a defined contribution plan established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2009, the Plan is a “safe harbor” 401(k) plan under the IRC, which means it is deemed to satisfy certain deferral and contribution testing requirements.

Participants include all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) employees covered by a collective bargaining agreement unless such agreement provides for participation in the Plan, (b) leased employees, (c) independent contractors or (d) non-resident aliens who receive no United States sourced income (Participants).

(b)	Contributions

Participants may contribute, on a pre-tax and after-tax basis, up to 50% and 16% of eligible compensation, respectively, not to exceed the Internal Revenue Service (IRS) compensation limit as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax contribution not to exceed the IRS limit ($5,500 for 2013); however, the Company generally does not provide the match on such “catch-up” contributions, unless a matching contribution is required to meet the safe harbor plan provisions under the IRC. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, IRC Section 403(b) annuity plans, IRC Section 457 governmental plans or conduit Individual Retirement Accounts that have been holding a distribution from a qualified plan. Participants direct their contributions into the various eligible investment options offered by the Plan.

All new employees are automatically enrolled in the Plan to make pre-tax contributions. An employee who has been automatically enrolled is deemed to have elected to defer pre-tax contributions (Automatic Contribution). The initial pre-tax contribution is three percent of the employee’s eligible compensation on a payroll-period basis. The contribution percentage is increased by an increment of one percent on April 1 in each of the following years until it reaches six percent of compensation on a payroll-period basis.

A notice is provided to all employees who have been automatically enrolled in the Plan (Automatic Enrollment Notice). In general, an employee has 30 days after receiving the Automatic Enrollment Notice to elect not to make any pre-tax contributions or choose a different contribution percentage.

Contributions, including all related employer matching contributions, made under the Automatic Contribution provision of the Plan are invested in the default investment fund as defined in the Plan. Employees may elect to change the Automatic Contribution percentage and/or direct the contributions to any of the investment options offered under the Plan at any time after the commencement of the Automatic Contribution. The Company matches 100% of the first six percent of eligible compensation.

Participants may elect to invest all or a portion of their contributions to the Plan in the Company Common Stock Fund. In addition, Participants may elect to have dividends paid on their investment in the Company Common Stock Fund either reinvested in the Company Common Stock Fund or paid to them in cash, and they can transfer all or part of their investment in the Company Common Stock Fund to the other investment options offered by the Plan. Employer contributions are made in the form of cash and are invested in accordance with Participant elections.

Contributions are subject to certain limitations as set forth under the IRC or the limits set forth in the Plan document.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(c)	Investment Options

The Plan offered the following investment funds (Funds) as of December 31, 2013:

•	Balanced Fund

•	Company Common Stock Fund

•	Fixed Income Fund

•	International Equity Fund

•	Large Company Growth Fund

•	Large Company Value Fund

•	S&P 500 Index Fund

•	Small Company Fund

•	Stable Value Fund

•	Vanguard Target Retirement Income Fund

•	Vanguard Target Retirement 2010 Fund

•	Vanguard Target Retirement 2015 Fund

•	Vanguard Target Retirement 2020 Fund

•	Vanguard Target Retirement 2025 Fund

•	Vanguard Target Retirement 2030 Fund

•	Vanguard Target Retirement 2035 Fund

•	Vanguard Target Retirement 2040 Fund

•	Vanguard Target Retirement 2045 Fund

•	Vanguard Target Retirement 2050 Fund

•	Vanguard Target Retirement 2055 Fund

Upon enrollment in the Plan, Participants may direct contributions, in one percent increments, in any of the investment options. Participants should refer to the Plan prospectus for a detailed description of each Fund.

(d)	Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and with allocations of the Company contributions and Plan earnings. Each Participant’s account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. A Participant is entitled to their vested account balance.

(e)	Vesting and Forfeitures

Participants are immediately fully vested in all contributions and actual earnings thereon. As a result, there are no forfeitures.

(f)	Notes Receivable From Participants

A Participant may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant’s vested account balance under the Plan.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The loans are secured by the pledge of a portion of the Participant’s right, title and value of the Participant’s vested account balance under the Plan as determined immediately after the loans are made. The minimum loan amount is $500. Loans may be repaid over a period of up to five years and are subject to a $50 origination fee. Interest rates are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus one percent. Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from participants.

(g)	Payment of Benefits

Upon termination of employment, a Participant whose account exceeds $1,000 may elect, upon written request at any time, to receive a distribution in a single lump-sum payment or fixed monthly, quarterly, semi-annual or annual installments over a period of ten years or less. Such distributions are generally paid in the form of cash; however, if the Participant has investments in the Company Common Stock Fund, the Participant may elect an in-kind distribution of the Participant’s account balance in the Company Common Stock Fund.

Generally, to the extent a Participant has not requested a distribution by the time he or she reaches age 70 1/2, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the IRC. Immediate lump-sum distributions are made for accounts which do not exceed $1,000.

A Participant who is under age 59 1/2 may make a withdrawal from amounts attributable to after-tax contributions and, if applicable, rollover contributions in the Plan and associated earnings. If a Participant who is under age 59 1/2 and has less than five years of service withdraws matched after-tax contributions, the Participant will be suspended from Plan participation for six months. A Participant who is age 59 1/2 or older may make unlimited withdrawals from pre-tax contributions, after-tax contributions, vested portion of prior Plan accounts, rollover account and any associated earnings.

The Plan allows active participants under age 59 1/2 to apply for a “hardship” withdrawal from amounts attributable to the pre-tax contributions (not including any earnings and gains thereon) in accordance with Plan provisions. Participants are not permitted to make any pre-tax or after-tax contributions for a period of six months immediately following a hardship withdrawal.

(h)	Administration

The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Aon Hewitt is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan Administrator (Plan Administrator). The Committee retains an independent investment consultant to provide investment advice with respect to the Funds other than the Company Common Stock Fund.

(i)	Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.

2.	Summary of Accounting Policies

(a)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, referred to as GAAP. The preparation of the Plan financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(b)	Investment Valuation and Income Recognition

The investments in all Funds of the Plan are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are reflected at fair value in the financial statements, except for fully benefit-responsive investment contracts which are stated at contract value. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attributed for that portion of the net assets available for benefits, because it represents the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

(c)	Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan. Interest income on notes receivable from participants is recorded when it is earned.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Plan Expenses

Direct Plan expenses such as trustee, recordkeeping, auditing and investment management fees and certain general administrative expenses are paid from the Plan assets. These expenses are shown as a separate component in the Statement of Changes in Net Assets Available for Plan Benefits. Plan expenses other than the aforementioned items are included as a component of investment gains and losses and reported on Schedule C of Form 5500 as indirect compensation.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

3.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to non-financial assets and liabilities measured at fair value on a recurring basis. That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs. The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	Inputs, other than quoted prices included in Level 1, are observable either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the assets or liabilities; and

Level 3	Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. Unobservable inputs reflect the Plan’s judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012:

Common stocks	Valued at the closing price reported on the active market in which the individual securities are traded.

Mutual funds	Valued at the net asset value of shares held by the Plan. The share value is based on the market quoted price at the end of the day.

Common or collective trust funds	Valued at the net asset value of units held by the Plan, and generally, include the use of significant observable inputs in determining the unit value.

Guaranteed investment contracts	Valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the credit worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds

Fixed Income Fund	$170,047,901	$—	$—	$170,047,901
Large Company Growth Fund	77,832,676	—	—	77,832,676
Large Company Value Fund	69,414,846	—	—	69,414,846
International Equity Fund	37,300,144	—	—	37,300,144
Balanced Fund	31,996,142	—	—	31,996,142

Total mutual funds	386,591,709	—	—	386,591,709

Common or collective trust funds

Target Date Retirement Funds	—	337,498,585	—	337,498,585
Stable Value Fund	—	260,525,269	—	260,525,269
S&P 500 Index Fund	—	206,358,659	—	206,358,659
Balanced Fund	—	79,272,146	—	79,272,146
Large Company Growth Fund	—	68,375,264	—	68,375,264
International Equity Fund	—	62,473,480	—	62,473,480
Large Company Value Fund	—	61,159,854	—	61,159,854
Fixed Income Fund	—	37,741,974	—	37,741,974
Small Company Fund	—	32,199,913	—	32,199,913
Company Common Stock Fund	—	7,832,019	—	7,832,019
Short Term Investment Fund	—	3,464,124	—	3,464,124

Total common or collective trust funds	—	1,156,901,287	—	1,156,901,287

Common stocks

Company Common Stock Fund	417,934,751	—	—	417,934,751
Small Company Fund	25,160,719	—	—	25,160,719

Total common stocks	443,095,470	—	—	443,095,470

Total investments at fair value	$829,687,179	$1,156,901,287	$—	$1,986,588,466

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed Income Fund	$194,760,887	$—	$—	$194,760,887
Large Company Growth Fund	53,885,919	—	—	53,885,919
Large Company Value Fund	48,582,296	—	—	48,582,296
International Equity Fund	27,671,632	—	—	27,671,632
Balanced Fund	27,571,845	—	—	27,571,845

Total mutual funds	352,472,579	—	—	352,472,579

Common or collective trust funds

Stable Value Fund	—	254,470,195	—	254,470,195
Target Date Retirement Funds	—	246,461,937	—	246,461,937
S&P 500 Index Fund	—	157,115,078	—	157,115,078
Fixed Income Fund	—	68,663,545	—	68,663,545
Balanced Fund	—	58,271,656	—	58,271,656
Large Company Growth Fund	—	52,256,214	—	52,256,214
International Equity Fund	—	43,964,325	—	43,964,325
Large Company Value Fund	—	43,296,043	—	43,296,043
Small Company Fund	—	18,840,767	—	18,840,767
Company Common Stock Fund	—	4,730,086	—	4,730,086
Short Term Investment Fund	—	3,387,877	—	3,387,877

Total common or collective trust funds	—	951,457,723	—	951,457,723

Common stocks

Company Common Stock Fund	375,262,002	—	—	375,262,002
Small Company Fund	18,688,001	—	—	18,688,001

Total common stocks	393,950,003	—	—	393,950,003

Other

Stable Value Fund (1)	—	—	12,659,914	12,659,914

Total other	—	—	12,659,914	12,659,914

Total investments at fair value	$746,422,582	$951,457,723	$12,659,914	$1,710,540,219

(1)	Represents the guaranteed investment contracts held by the Stable Value Fund.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the years ended December 31, 2013 and 2012:

	December 31,
	2013	2012
	Guaranteed investment contract
Balance, beginning of year	$12,659,914	$12,983,893
Realized gains	82,241	—
Sales	(12,742,155)	—
Unrealized gain/(loss) related to instruments Still held at the reporting date	—	(323,979)

Balance, end of year	$—	$12,659,914

The amount of total gains or losses for the period attributable to the changes in unrealized gains or losses relating to assets still held at the reporting period	$—	$(323,979)

Unrealized gains/(losses) from the guaranteed investment contract are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

4.	Fair Value of Investments in Entities that Use Net Asset Value

The following tables set forth a summary of the Plan’s investments with a reported Net Asset Value (NAV) as of December 31, 2013 and 2012:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2013
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Northern Trust Collective Short Term Investment Fund(1)	$26,365,362	$—	Daily	Same Day
BlackRock Equity Index Fund(2)	252,903,122	—	Daily	(12)
BlackRock Russell 1000 Growth Index Fund(3)	68,375,264	—	Daily	(12)
BlackRock Russell 1000 Value Index Fund(4)	61,159,854	—	Daily	(12)
BlackRock Russell 2000 Index Fund(5)	31,460,170	—	Daily	(12)
BlackRock MSCI ACWI Ex-US Fund(6)	26,511,374	—	Daily	(12)
GSAM Various Funds(7)	214,465,604	—	Daily	(13)
Loomis Sayles Int. Gov’t/Credit Fund(7)	16,233,896	—	Daily	(14)
Mellon EB Daily Liquidity Aggregate Bond Index Fund(8)	37,741,974	—	Daily	(15)
Prudential Core Conservative Intermediate Bond Fund(7)	15,496,294	—	Daily	(16)
Thornburg International Equity Fund(9)	53,220,697	—	Daily	(17)
Vanguard Target Date Retirement Funds(10)	337,498,584	—	Daily	(18)
Wellington Small Cap Opportunities Portfolio(11)	15,469,092	—	Daily	(19)

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

	Fair Value Estimated Using Net Asset Value per Share December 31, 2012
	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Northern Trust Collective Short Term Investment Fund(1)	$29,733,296	$—	Daily	Same Day
BlackRock Equity Index Fund(2)	189,479,075	—	Daily	(12)
BlackRock Russell 1000 Growth Index Fund(3)	52,256,214	—	Daily	(12)
BlackRock Russell 1000 Value Index Fund(4)	43,296,042	—	Daily	(12)
BlackRock Russell 2000 Index Fund(5)	18,337,597	—	Daily	(12)
BlackRock MSCI ACWI Ex-US Fund(6)	16,755,489	—	Daily	(12)
GSAM(formerly Dwight) Various Funds(7)	207,645,855	—	Daily	(13)
Loomis Sayles Int. Gov’t/Credit Fund(7)	9,985,230	—	Daily	(14)
Mellon EB Daily Liquidity Aggregate Bond Index Fund(8)	68,663,545	—	Daily	(15)
Prudential Core Conservative Intermediate Bond Fund(7)	15,726,948	—	Daily	(16)
Thornburg International Equity Fund(9)	39,005,147	—	Daily	(17)
Vanguard Target Date Retirement Funds(10)	246,461,937	—	Daily	(18)
Wellington Small Cap Opportunities Portfolio(11)	14,111,348	—	Daily	(19)

(1)

The fund is composed of high-grade money market instruments with short maturities. The objective is to provide an investment vehicle for cash reserves while offering a competitive rate of return. The fund uses high quality securities with the emphasis on providing liquidity for redemption of units on any business day while preserving the principal. Within quality, maturity and sector diversification guidelines, investments are made in those securities with the most attractive yields.

(2)

This fund seeks to match the performance of the S&P 500 Index by investing in stocks that make up the index. The S&P 500 Index is an unmanaged, market-weighted index that consists of the 500 largest publicly traded companies and is considered representative of the broad U.S. stock market.

(3)

The investment objective is to track the performance of the Russell 1000 Growth Index by investing in a diversified sample of stocks that make up the index which is comprised of the large-cap growth segment of the U.S. equities with higher price-to-book value ratios and higher forecasted growth values.

(4)

The investment objective is to track the performance of the Russell 1000 Value Index by investing in a diversified sample of stocks that make up the index which is comprised of the large-cap value segment of the U.S. equities with lower price-to-book value ratios and lower forecasted growth values.

(5)

The investment objective is to track the performance of the Russell 2000 Index by investing in a diversified sample of stocks that make up the index which is comprised of the 2000 smallest companies in the Russell 3000 Index.

(6)

The investment objective is to track the performance of the Morgan Stanley Capital International All Country World Ex-U.S. Index (“MSCI ACWI Ex-US”) by investing in a diversified sample of stocks that make up the index which is comprised of stocks representing approximately 43 country stock markets, excluding the U.S. market while including Canada and the emerging markets.

(7)

These are the short to mid-term fixed income investments of the Stable Value Fund with preservation of principal as the primary investment objective (see Note 5 for information on the Stable Value Fund).

(8)

The investment objective is to track the performance of the Barclays Capital U.S. Aggregate Bond Index by investing in a representative portfolio that matches the industry allocation, quality and duration of such index.

(9)

The investment objective is to seek long-term capital appreciation by investing in a diversified portfolio of international equities that is benchmarked against the Morgan Stanley Capital International Europe, Australasia, and Far East Index.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(10)	These funds invest in funds with a mix of common stocks and fixed income securities using an asset allocation strategy that will become more conservative over time.
(11)	The investment objective is to seek long-term (more than five years) total return in excess of the Russell 2000 Index by focusing on stock selection through bottom-up analysis.
(12)

A redemption resulting from the aggregate daily activities of Participants generally requires same-day notice. A redemption initiated by the Committee requires up to three business days’ notice, depending on the applicable fund. Redemption is generally settled in cash on the business day following the redemption date but may be settled in kind three business days following the redemption date.

(13)

GSAM Stable Value, LLC (formerly Dwight Asset Management Company, LLC) must provide at least five business days’ notice of redemption. Redemption is generally settled within thirty days of the redemption date and may be settled in kind.

(14)	GSAM Stable Value, LLC (formerly Dwight Asset Management Company, LLC) must provide at least one business day notice of redemption. Redemption is generally settled on the redemption date.
(15)

Same-day notice is generally permitted for a redemption resulting from the aggregate daily activities of Participants and a redemption initiated by the Committee. Redemption is generally settled on the business day following the redemption date and may be settled in kind.

(16)

GSAM Stable Value, LLC (formerly Dwight Asset Management Company, LLC) must provide at least five business days’ notice of redemption. Redemption is settled within ten business days of the redemption date and may be settled in kind.

(17)

The Committee must provide at least five business days’ notice of redemption. Redemption is generally settled within ten business days of the redemption date and may be settled in kind. Redemption may be limited to a maximum of the greater of $2,000,000 or five percent of the value of the assets in the Thornburg International Equity Fund.

(18)

A redemption resulting from the aggregate daily activities of Participants generally requires same-day notice and settles on the business day following the redemption date. A redemption initiated by the Committee generally requires same-day notice, settles as soon as practicable and may be settled in kind.

(19)

The Committee must provide at least ten business days’ notice of redemption. A longer notice period may be required. Redemption is settled within a reasonable time following the redemption date and may be settled in kind.

5.	Investments

The following investments represent five percent or more of the Plan’s net assets available for benefits.

	December 31,
	2013	2012
Company Common Stock, 18,029,972 and 19,494,130 shares, respectively	$417,934,751	$375,262,002
BlackRock Equity Index Fund, 7,972,617 and 7,911,444 shares, respectively	252,903,122	189,479,075
PIMCO Total Return Fund, 13,588,106 and 13,910,139 shares, respectively	145,256,856	156,349,959

The Plan has significant holdings of Company common stock. As a result, the values of the Plan’s investments may be materially impacted by the changes in the fair value of this security.

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

During 2013 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common or collective trust funds	$165,635,866
Common stocks	79,307,713
Mutual funds	50,274,191

Total investment appreciation	$295,217,770

Stable Value Fund

The Stable Value Fund utilizes synthetic guaranteed investment contracts (Synthetic GICs). A Synthetic GIC includes a wrap contract issued by an insurance company or other financial institution and a portfolio of fixed income assets that are owned by the Stable Value Fund. The wrap contract provides that realized and unrealized gains and losses on the assets covered by the wrap contract are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized over the duration of the assets or other agreed upon period, through adjustments to the future interest crediting rates. The wrap contract provides a guarantee that all qualified participant withdrawals will occur at contract value which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses.

The crediting rates for Synthetic GICs are reset periodically and are based on the market value of the portfolio of assets covered by the contracts.

During 2013 and 2012, the average yields for the Stable Value Fund were as follows:

	2013	2012
Based on actual earnings	0.95%	0.96%
Based on the interest rate credited to Participants	1.19%	1.68%

Wrap contracts provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.

6.	Risks and Uncertainties

The Plan provides for investments in Company common stock, commingled and mutual funds and other investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

7.	Tax Status

The IRS has determined and informed the Company by letter dated September 13, 2013 that the Plan is qualified and the trust fund established is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan sponsor’s counsel believe these amendments have not adversely affected the Plan’s qualified status and the related trust’s tax-exempt status as of the financial statement date.

Generally accepted accounting principles require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to

CENTERPOINT ENERGY SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2010.

8.	Related Party Transactions

During 2013, the Plan purchased and sold shares of the Company’s common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

Purchases	Company Common Stock	$176,837,958
	Northern Trust Collective Short Term Investment Fund	701,008,215
Sales	Company Common Stock	$206,367,967
	Northern Trust Collective Short Term Investment Fund	704,380,482

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2013	2012
Net Assets Available for Benefits per the financial statements	$2,024,575,432	$1,744,242,917
Adjustment from contract value to fair value for fully benefit-responsive contracts	2,212,204	6,119,652

Net Assets Available for Benefits per Form 5500	$2,026,787,636	$1,750,362,569

The following is a reconciliation of the Increase in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2013:

Increase in Net Assets Available for Benefits per the financial statements	$280,332,515
Adjustment to reverse fair value adjustment for fully benefit-responsive contracts related to prior year	(6,119,652)
Adjustment from contract value to fair value for fully benefit-responsive contracts	2,212,204

Increase in Net Assets Available for Benefits per Form 5500	$276,425,067

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	COMMON OR COLLECTIVE TRUSTS
	BLACKROCK	EQUITY INDEX FUND	$252,903,122
	BLACKROCK	MSCI ACWI EX US INDEX FUND	26,511,374
	BLACKROCK	RUSSELL 1000 GROWTH INDEX FUND	68,375,264
	BLACKROCK	RUSSELL 1000 VALUE INDEX FUND	61,159,854
	BLACKROCK	RUSSELL 2000 INDEX FUND	31,460,170
	GSAM STABLE VALUE, LLC	2013 TERM FUND	8,070,832
	GSAM STABLE VALUE, LLC	2014 TERM FUND	33,027,645
	GSAM STABLE VALUE, LLC	2015 TERM FUND	40,513,162
	GSAM STABLE VALUE, LLC	2016 TERM FUND	43,575,621
	GSAM STABLE VALUE, LLC	2017 TERM FUND	31,387,384
	DWIGHT ASSETS MANAGEMENT	CORE INTER FD	41,520,586
	DWIGHT ASSETS MANAGEMENT	SHORT TERM GOV’T CREDIT FUND	16,370,374
	LOOMIS SAYLES	INTERMEDIATE GOV’T CREDIT FUND	16,233,896
	MELLON BANK	EB DAILY LIQUIDITY AGGREGATE BOND FUND	37,741,974
*	NORTHERN TRUST	SHORT TERM INVESTMENT FUND	26,365,362
	PRUDENTIAL	CORE CONSERVATIVE INTER BOND FUND	15,496,294
	THORNBURG INVESTMENT MANAGEMENT	INTERNATIONAL EQUITY FUND	53,220,697
	VANGUARD	TARGET RETIREMENT FUND 2010	2,571,226
	VANGUARD	TARGET RETIREMENT FUND 2015	28,920,905
	VANGUARD	TARGET RETIREMENT FUND 2020	20,278,409
	VANGUARD	TARGET RETIREMENT FUND 2025	48,651,317
	VANGUARD	TARGET RETIREMENT FUND 2030	16,063,960
	VANGUARD	TARGET RETIREMENT FUND 2035	61,163,393
	VANGUARD	TARGET RETIREMENT FUND 2040	28,569,823
	VANGUARD	TARGET RETIREMENT FUND 2045	64,196,723
	VANGUARD	TARGET RETIREMENT FUND 2050	37,134,432
	VANGUARD	TARGET RETIREMENT FUND 2055	20,722,023
	VANGUARD	TARGET RETIREMENT INCOME FUND	9,226,373
	WELLINGTON MANAGEMENT	SMALL CAP OPPORTUNITIES PORTFOLIO	15,469,092
	SUBTOTAL		$1,156,901,287

	COMMON STOCK
	AEGERION PHARMACEUTICALS INC	COMMON STOCK	$66,702
	AGCO CORP	COMMON STOCK	119,564
	ALBANY INTL CORP	COMMON STOCK	412,656
	ALEXANDER & BALDWIN INC	COMMON STOCK	214,284
	ALIGN TECHNOLOGY INC	COMMON STOCK	135,446
	ANN INC	COMMON STOCK	122,110
	ASBURY AUTOMOTIVE GROUP INC	COMMON STOCK	120,915
	ASHLAND INC NEW	COMMON STOCK	146,530
	ASPEN TECHNOLOGY INC	COMMON STOCK	119,548

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	ATWOOD OCEANICS INC	COMMON STOCK	132,407
	AVIS BUDGET GROUP INC	COMMON STOCK	316,893
	B & G FOODS INC	COMMON STOCK	123,772
	BANK OF THE OZARKS INC	COMMON STOCK	159,018
	BARNES GROUP INC	COMMON STOCK	285,601
	BOTTOMLINE TECHNOLOGIES DE INC	COMMON STOCK	129,814
	BROOKDALE SR LIVING INC	COMMON STOCK	471,165
	BROWN & BROWN INC	COMMON STOCK	131,210
	BRUNSWICK CORP	COMMON STOCK	128,507
	CARDTRONICS INC	COMMON STOCK	162,938
	CASEYS GEN STORES INC	COMMON STOCK	360,031
	CAVIUM INC	COMMON STOCK	80,063
*	CENTERPOINT ENERGY INC	COMMON STOCK	417,934,751
	CHEMTURA CORP	COMMON STOCK	514,286
	CIENA CORP	COMMON STOCK	152,434
	CLEAN HBRS INC	COMMON STOCK	107,928
	CLEARWATER PAPER CORP	COMMON STOCK	258,300
	CMS ENERGY CORP	COMMON STOCK	82,719
	CNO FINL GROUP INC	COMMON STOCK	280,652
	COGNEX CORP	COMMON STOCK	121,412
	COLFAX CORP	COMMON STOCK	212,088
	COMMVAULT SYS INC	COMMON STOCK	98,093
	COMSTOCK RES INC	COMMON STOCK	385,828
	COOPER COS INC	COMMON STOCK	106,502
	COPA HOLDINGS SA	COMMON STOCK	163,312
	CORNERSTONE ONDEMAND INC	COMMON STOCK	140,818
	CROWN HLDGS INC	COMMON STOCK	129,699
	CUBIC CORP	COMMON STOCK	199,581
	CUBIST PHARMACEUTICALS INC	COMMON STOCK	131,542
	DARLING INTL INC	COMMON STOCK	433,260
	DRIL-QUIP INC	COMMON STOCK	109,930
	DUKE RLTY CORP	COMMON STOCK	117,462
	DUNKIN BRANDS GROUP INC	COMMON STOCK	109,896
	EAST WEST BANCORP INC	COMMON STOCK	164,709
	ELLIE MAE INC	COMMON STOCK	41,111
	EMERITUS CORP	COMMON STOCK	322,287
	ESSENT GROUP LTD	COMMON STOCK	132,330
	ESTERLINE TECHNOLOGIES CORP	COMMON STOCK	479,722
	EVERCORE PARTNERS INC	COMMON STOCK	122,549
	EXTENDED STAY AMER INC	COMMON STOCK	162,287
	FIFTH & PAC COS INC	COMMON STOCK	128,601
	FINANCIAL ENGINES INC	COMMON STOCK	83,376
	FOREST OIL CORP	COMMON STOCK	121,206
	GENESEE & WYO INC	COMMON STOCK	92,208
	GUIDEWIRE SOFTWARE INC	COMMON STOCK	93,724
	GULFPORT ENERGY CORP	COMMON STOCK	118,091
	H & E EQUIP SVCS INC	COMMON STOCK	267,707

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	HARMAN INTL INDS INC	COMMON STOCK	116,227
	HEICO CORP	COMMON STOCK	92,720
	HERSHA HOSPITALITY TR PRTY	COMMON STOCK	69,681
	HEXCEL CORP	COMMON STOCK	147,924
	HOMEAWAY INC	COMMON STOCK	137,357
	HORSEHEAD HLDG CORP	COMMON STOCK	132,436
	HUBBELL INC	COMMON STOCK	149,193
	IBERIABANK CORP	COMMON STOCK	428,951
	INFINITY PPTY & CAS CORP	COMMON STOCK	134,173
	INGREDION INC	COMMON STOCK	268,705
	INTL FLAVORS & FRAGRANCES INC	COMMON STOCK	124,671
	IRONWOOD PHARMACEUTICALS INC	COMMON STOCK	64,900
	ITC HLDGS CORP	COMMON STOCK	111,151
	KENNEDY-WILSON HLDGS INC	COMMON STOCK	102,350
	KILROY RLTY CORP	COMMON STOCK	88,317
	KODIAK OIL & GAS CORP	COMMON STOCK	80,824
	KULICKE & SOFFA INDS INC	COMMON STOCK	249,242
	LOUISIANA-PACIFIC CORP	COMMON STOCK	107,913
	LTC PPTYS INC	COMMON STOCK	191,460
	MANPOWERGROUP INC	COMMON STOCK	119,345
	MAXIMUS INC	COMMON STOCK	130,210
	MEDNAX INC	COMMON STOCK	124,909
	MERITAGE HOMES CORP	COMMON STOCK	93,101
	METHANEX CORP	COMMON STOCK	174,166
	MONOLITHIC PWR SYS INC	COMMON STOCK	157,010
	MUELLER INDS INC	COMMON STOCK	394,443
	MWI VETERINARY SUPPLY INC	COMMON STOCK	85,295
	NELNET INC	COMMON STOCK	140,326
	NORTHWEST BANCSHARES INC	COMMON STOCK	331,368
	NPS PHARMACEUTICALS INC	COMMON STOCK	96,848
	OCWEN FINL CORP	COMMON STOCK	568,362
	OIL STS INTL INC	COMMON STOCK	80,359
	OLD DOMINION FGHT LINE INC	COMMON STOCK	141,563
	OMEGA HEALTHCARE INVS INC	COMMON STOCK	248,979
	OWENS ILL INC	COMMON STOCK	504,140
	PACWEST BANCORP DEL	COMMON STOCK	126,238
	PERFORMANT FINL CORP	COMMON STOCK	165,727
	POLARIS INDS INC	COMMON STOCK	151,466
	POLYONE CORP	COMMON STOCK	127,260
	PORTFOLIO RECOVERY ASSOCS INC	COMMON STOCK	128,401
	PORTLAND GENERAL ELECTRIC CO	COMMON STOCK	368,289
	POST HLDGS INC	COMMON STOCK	434,561
	PRESTIGE BRANDS HLDGS INC	COMMON STOCK	543,444
	PROASSURANCE CORP	COMMON STOCK	167,256
	QLIK TECHNOLOGIES INC	COMMON STOCK	79,890
	QUANTA SVCS INC	COMMON STOCK	136,970
	RAVEN INDS INC	COMMON STOCK	216,808
	REALOGY HLDGS CORP	COMMON STOCK	124,170

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	REDWOOD TR INC	COMMON STOCK	312,148
	RESTORATION HARDWARE HLDGS INC	COMMON STOCK	96,912
	REX ENERGY CORP	COMMON STOCK	345,713
	ROBERT HALF INTL INC	COMMON STOCK	110,014
	ROCK-TENN CO	COMMON STOCK	124,962
	SEMTECH CORP	COMMON STOCK	79,379
	SENSIENT TECHNOLOGIES CORP	COMMON STOCK	375,545
	SERVICENOW INC	COMMON STOCK	133,304
	SHUTTERFLY INC	COMMON STOCK	96,258
	SIGNATURE BK NY	COMMON STOCK	139,646
	SIMPSON MFG INC	COMMON STOCK	206,055
	SMITH A O CORP	COMMON STOCK	237,606
	SOTHEBYS HLDGS INC	COMMON STOCK	125,552
	SPROUTS FMRS MKT INC	COMMON STOCK	88,389
	STRATASYS INC	COMMON STOCK	168,375
	SYNOVUS FINL CORP	COMMON STOCK	136,404
	TEAM HEALTH HLDGS INC	COMMON STOCK	103,398
	TELEFLEX INC	COMMON STOCK	96,676
	TENNECO INC	COMMON STOCK	139,728
	TERADYNE INC	COMMON STOCK	110,301
	TEXAS ROADHOUSE INC	COMMON STOCK	105,640
	THE MADISON SQUARE GARDEN COMPANY	COMMON STOCK	116,312
	TIBCO SOFTWARE INC	COMMON STOCK	95,315
	TIDEWATER INC	COMMON STOCK	176,921
	TOWERS WATSON & CO	COMMON STOCK	156,960
	TRIMBLE NAV LTD	COMMON STOCK	126,308
	TW TELECOM INC	COMMON STOCK	107,254
	ULTIMATE SOFTWARE GROUP INC	COMMON STOCK	134,834
	UNIFIRST CORP MASS	COMMON STOCK	394,295
	UNITED NAT FOODS INC	COMMON STOCK	125,901
	UNITED RENTALS INC	COMMON STOCK	98,217
	UNS ENERGY CORP	COMMON STOCK	386,930
	UNVL HEALTH SERVICES INC	COMMON STOCK	156,019
	URBAN OUTFITTERS INC	COMMON STOCK	124,285
	VAIL RESORTS INC	COMMON STOCK	130,900
	VALSPAR CORP	COMMON STOCK	107,648
	VIROPHARMA INC	COMMON STOCK	62,811
	WESCO INTL INC	COMMON STOCK	102,909
	WISDOMTREE INVTS INC	COMMON STOCK	140,972
	SUBTOTAL		$443,095,470

	MUTUAL FUND
	LSV ASSET MANAGEMENT	VALUE EQUITY FUND	$69,414,847
	LOOMIS SAYLES	INVESTMENT TRUST FIXED INCOME FUND	56,787,186
	PIMCO	TOTAL RETURN FUND	145,256,856
	T ROWE PRICE	LARGE CAP GROWTH FUND	77,832,676

CENTERPOINT ENERGY SAVINGS PLAN

EIN 74-0694415 PLAN 015

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	TEMPLETON INVESTMENTS	INSTITUTIONAL FOREIGN EQUITY SERIES	37,300,144
	SUBTOTAL		$386,591,709

	TOTAL PLAN INVESTMENTS AT FAIR VALUE		$1,986,588,466

*	NOTES RECEIVABLE FROM PARTICIPANTS
	CENTERPOINT ENERGY SAVINGS PLAN	LOANS ISSUED AT INTEREST RATES FROM 4.25% to 5.00% WITH VARIOUS MATURITIES	$40,395,034

*	PARTY-IN-INTEREST

HISTORICAL COST INFORMATION IN COLUMN (D) IS NOT PRESENTED BECAUSE THE INVESTMENTS DISPLAYED ARE PARTICIPANT-DIRECTED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTERPOINT ENERGY SAVINGS PLAN

By	/s/ Walter L. Fitzgerald
(Walter L. Fitzgerald, Chairman of the Benefits Committee of CenterPoint Energy, Inc., Plan Administrator)

June 10, 2014